UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 2, 2025, BioNTech SE (Nasdaq: BNTX, “BioNTech”) and Bristol Myers Squibb (NYSE: BMY, “BMS”) announced that the companies have entered into an agreement for the global co-development and co-commercialization of BioNTech’s investigational bispecific antibody BNT327 across numerous solid tumor types. The press release and related presentation are attached as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ugur Sahin	By:	/s/ Dr. Sierk Poetting
	Name: Ugur Sahin		Name: Dr. Sierk Poetting
	Title: Chief Executive Officer		Title: Chief Operating Officer
Date: June 2, 2025

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech and Bristol Myers Squibb Announce Global Strategic Partnership to Co-Develop and Co-Commercialize Next-generation Bispecific Antibody Candidate BNT327 Broadly for Multiple Solid Tumor Types

99.2	A Transformative Global Partnership for BNT327